EXHIBIT III
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                                  (TRANSLATION)


To Whom It May Concern:

                                                               December 17, 2002
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                 Notice of Repurchase of Shares from the Market
        (Repurchase of Shares Pursuant to the Provisions of Article 210
                            of the Commercial Code)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.


1.  Purchase period                         November 28, 2002 through
                                            December 17, 2002
2.  Number of shares repurchased            17,058,600 shares
3.  Aggregate purchase price                JPY 54,545,306,000
4.  Method of repurchase                    Purchase on the Tokyo Stock Exchange



(Reference)

o Matters resolved at the FY 2002 Ordinary General Shareholders' Meeting held on June 26, 2002.

    (1)  Type of shares to be repurchased                  Shares of common
                                                           stock of TMC
    (2)  Aggregate number of shares to be repurchased      Up to
                                                           170,000,000 shares
    (3)  Aggregate purchase price                          Up to
                                                           JPY 600,000,000,000

o    Number of shares having been repurchased up to December 17, 2002

    (1)  Aggregate number of shares repurchased            85,098,300 shares
    (2)  Aggregate purchase price                          JPY 256,503,172,500


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Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)